UNICORP, INC.
EXHIBIT 11  -  STATEMENT  RE:  COMPUTATION  OF  EARNINGS  (LOSS)  PER SHARE

Basic earnings per share represents net earnings (loss) divided by the weighted-average number of adjusted common shares outstanding for the period. Diluted earnings per share represents net earnings (loss) divided by the weighted-average number of shares outstanding, inclusive of the dilutive impact of common stock equivalents.


First  Quarter  (three  months)       Year  Ended  (twelve  months)

March  31,  2000                      December  31,  1999

Basic  and  Diluted:                  Basic  and  Diluted:
Average  Shares  Outstanding          Average  Shares  Outstanding

20,000,000  (adjusted)                20,000,000  (adjusted)


Net  Loss                             Net  Loss

$  (1,598)                            $(234,678)

Earnings  (Loss)  Per  Share          Earnings  (Loss)  Per  Share

$  (0.00008)                          $   (0.01)


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